FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 1, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 5th /2012 ANNUAL MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME:  May 24, 2012, at 09:00 a.m., at Rua Hungria, 1400 – 5th floor, in the City of São Paulo, State of São Paulo. QUORUM: all members. PRESIDING OFFICERS:   Nildemar Secches, Chairman, Edina Biava, Secretary.1. Approval of Issuance of Bonds – As provided for in articles 18 and 19 of the Company’s By-Laws, (A) to approve the issuance by the Company, BRF- Brasil Foods S.A. - in relation to the issuance of bonds maturing on june 06, 2022, for placement in the international market, in the amount of US$ 500 million, which shall yield interest of 5.875% per year (yield maturity 6.0%) and shall be due and paid on a semester basis, on December 06 and June 06 of each year, starting on December 06, 2012, as approved by BRF on May 31, 2012 (“Offering”); (B) To approve the granting, by the Sadia S.A. (Sadia); (C) to ratify the Offering, pursuant to the provisions approved by BRF on May 31, 2012, at a price equivalent to 99.07% of the principal amount, including the sale of the bonuses to the underwriting institutions appointed in the Offering placement agreement (Purchase Agreement) and the resale of bonuses to qualified institutional investors resident and domiciled in the United States of America, in compliance with the registration exemption provided for in Rule 144A of the U.S. Securities Act of 1933 (“Securities Act”), and to investors resident and domiciled in countries other than the United States of America, in compliance with the registration exemption provided for in Regulation S of the Securities Act; and (D) to authorize the Company’s officers to take all measures and perform all acts required for the Offering and the granting of the guarantee hereby approved, including the execution of any documents, agreements and certificates required for formalization thereof, including but not limited to, (i) the Offering issuance deed (Indenture), and (ii) the Offering placement agreement (Purchase Agreement), as well as to ratify all acts performed by its officers until the date hereof. 2. Replacement of Financing Guarantees on account of TCD – Amendments have been approved to Agreement No. 192.2009.148.1569 by and between Sadia S.A. and Banco do Nordeste do Brasil S.A. for the purpose of including the section SURETY in the aforementioned credit instrument, whereby SADIA undertakes to provide Banco do Nordeste do Brasil S/A with a surety granted by a first-line bank, in the amount of eighty million, seventy thousand and six hundred reais (R$80,070,600.00). The aforementioned amendment excludes from the section named ASSETS SUBORDINATED TO REAL ESTATE PROPERTIES MORTGAGE of the aforementioned credit instrument, the second-degree mortgage of the property set forth in registration No. 28.463, located in the City of Duque de Caxias, State of Rio de Janeiro, and from the section named ASSETS SUBORDINATED TO PLEDGE, the first- and second-degree pledges of the assets located at the industrial unit of Duque de Caxias, State of Rio de Janeiro, as well as ratifies all other guarantees not expressly modified by means of such amendment. The Board resolved to authorize the amendments to Agreements No. 08.2.0341.1 and 07.2.0221.1 by and between Sadia S.A. and the National Economic and Social Development Bank (BNDES), as communicated by means of the Letter AI/DEAGRO No. 049/2012, dated April 20, 2012, intended to: to partially release the collaterals of Agreements No. 08.2.0341.1 and 07.2.0221.1, in order to disencumber the first- and second-degree mortgages created in favor of the BNDES, the property located in the City of Várzea Grande, State of Mato Grosso, registered under registrations No. 12.905 and 14.712 of Book No. 02 of the Judicial District of Várzea Grande, State of Mato Grosso; to create the ownership in trust of easily-removable machines and equipment installed at the Unit of Lucas do Rio Verde, registered under registration No. 6.834 of Book No. 02 of the Judicial District of Lucas do Rio Verde, State of Mato Grosso, relating to Agreement No. 08.2.0341.1; and to include the special obligation for the Beneficiary to submit the documentation required for revaluation of the properties under Agreements No. 08.2.0341.1 and 07.2.0221.1 within 90 days as from the formalization of Amendment No. 01 to Agreement No. 07.2.0221.1 and of Amendment No. 02 to Agreement No. 08.2.0341.1 and as from compliance with said obligation and completion of said revaluation, in case that the amount reached is not sufficient to comprise the ratio collateral / outstanding balance of 1.3. the Beneficiary shall create bank guarantee within 90 days as from notice from the BNDES in the amount required to comprise such index in relation to each of the aforementioned agreements. 3. Granting of Stock Options – The Meeting approved the granting of 3,708,071 stock options for the 2012 stock option plan, granted to 258 beneficiaries, as presented on the date hereof by the Human Resources Vice-President, for a maximum term of exercise of five years, as provided for in the Remuneration Plan Regulation based on shares approved in the Annual and Special Shareholders Meeting (AGO/E) held on March 31, 2010 and modified by the AGO/E held on April 24, 2012. 4. Proposal for Capital Increase of Athena Alimentos S.A. – Ratification of the Authorization for capital increase of Athena Alimentos S.A. in the approximate amount of: five hundred and twenty-seven million, four hundred and fifty thousand reais (R$527,450,000.00), by means of the payment of assets (properties and assets) owned by the companies BRF – Brasil Foods S.A., Sadia S.A. and Sino dos Alpes Ltda., as provided for in article 166, § 1 of Law No. 6.404 of December 15, 1976, as amended (“Corporation Law”). 5. Other Internal Matters of the Company. CLOSING:   These minutes were drawn-up, read, approved and signed by all those present. São Paulo, May 31, 2012. Nildemar Secches, Presidente; Paulo Assunção de Sousa, Vice-Presidente; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho; Edina Biava-Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 1, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director